SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

4 December, 2008

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

Update on

Cash Offer by

Coinside Limited

a wholly owned subsidiary of

Ryanair Holdings plc

for

Aer Lingus Group plc

Since Ryanair's announcement of its Offer, it has noted a range of observations and comments from a variety of interested parties and stakeholders. Opinions have also been expressed that Ryanair's Offer is unlikely to receive European Commission merger approval.

At a meeting between Ryanair and the Minister for Transport last night, 3 December, 2008, Ryanair highlighted the benefits which the Offer, if successful, would deliver to Ireland, Irish consumers, Aer Lingus employees and all other Aer Lingus stakeholders.

In this announcement Ryanair outlines some of the details of its proposals in order to demonstrate how the Offer promotes and secures competition and how it will promote national aviation policy and perceived Irish Government concerns in that regard.

With respect to the Offer, Ryanair is undertaking that, if its Offer is successful, it will:

A)     Recognise the Trade Unions in Aer Lingus.  Ryanair will commit and guarantee that Aer Lingus will continue to honour and respect Aer Lingus' long-standing policy of trade union recognition within Aer Lingus.

B)     Shannon-Heathrow connectivity will be restored.  Ryanair will ensure that Aer Lingus returns to the Shannon-Heathrow route with a minimum daily frequency of a morning and evening rotation, at the first seasonal schedule change following completion of the Offer. The Heathrow slots necessary to meet this commitment will be switched from one of Aer Lingus' other Heathrow routes. This will meet the Government's national aviation objective of restoring connectivity between Heathrow and the Shannon/Midwest region, and improving Ireland's connectivity to London Heathrow.

C)     Government will be given control over London Heathrow slots.  Ryanair propose that the Articles of Association of Aer Lingus will be amended upon completion of the Offer to provide the Irish Government and Minister for Transport with a legally binding guarantee that will ensure Aer Lingus' Heathrow slots cannot be sold, transferred, leased or switched by Aer Lingus to any other airline or to any other route without the prior written approval of the Irish Minister for Transport. This legally binding guarantee will protect Ireland's connectivity to Heathrow and the world.

This will ensure that the Irish Government's national aviation policy (as articulated at the time of the Aer Lingus' IPO), to ensure a minimum level of connectivity between London Heathrow and Dublin, Cork and Shannon, will be guaranteed into the future. This proposed provision in the Aer Lingus articles of association (which will be detailed in the Offer Document) will correct the deficiencies in Aer Lingus' existing Articles, which allowed Aer Lingus to close the Shannon-Heathrow route and replace it with a Belfast-Heathrow route, despite the Government's objection. This guarantee' will ensure that Heathrow's connectivity to Dublin, Cork and Shannon can be protected by the current and future Irish Ministers for Transport for the benefit of Ireland and all Irish consumers/visitors.

D)     Ryanair will provide a €100 million bank guarantee that Aer Lingus' short haul fares will be reduced by a minimum of 5% for a three year period.  Ryanair's Offer guarantee's to reduce Aer Lingus' short haul fares (€94 in 2007) by a minimum of 5%, on a like for like basis, for a three year period post completion. The merged Ryanair/Aer Lingus Group will provide the Irish Government with a €100 million bank guarantee which can be drawn down by the Irish Government on behalf of consumer/taxpayers if an independent auditor, nominated by the Government, cannot confirm that the Ryanair/Aer Lingus Group have complied with this fare reduction guarantee each year for the 3 years post completion of the Offer. The Ryanair/Aer Lingus Group will also reimburse the Government for all costs associated with this annual independent audit of Aer Lingus' short haul fare reduction. This €100 million bank guarantee will provide consumers, the Irish Government and all other stakeholders with absolute assurance that the annual €40 million consumer savings arising from the minimum 5% reduction in Aer Lingus' average short haul fare will be delivered, in order to promote competition and growth on Aer Lingus' short haul route network.

E)     Ryanair will provide an additional €100 million bank guarantee that Aer Lingus' fuel surcharges will be eliminated in their entirety (for all new bookings) within 28 days of completion of the Offer.  The merged Ryanair/Aer Lingus Group will provide the Irish Government with a €100 million bank guarantee which can be drawn down by the Irish Government on behalf of consumers/taxpayers if an independent auditor nominated by the Government cannot confirm that the Ryanair/Aer Lingus Group have complied with this fuel surcharge elimination within 28 days of completion of the Ryanair Offer (for all new bookings). The Ryanair/Aer Lingus Group will also reimburse the Government for all costs associated with this independent audit of Aer Lingus' fuel surcharge elimination. This €100 million bank guarantee will provide consumers, the Irish Government and all other stakeholders with absolute assurance that the annual €100 million consumer saving arising from the elimination of Aer Lingus' fuel surcharges will be delivered in order to promote competition and growth on the Aer Lingus' long haul route network.

Ryanair believes that these substantial guarantees and financial penalties, which will be unique to the proposed Ryanair-Aer Lingus airline merger, will afford consumers, the Irish Government, the European Commission and all other stakeholders the necessary confidence in Ryanair's guarantees. Ryanair believes that these reductions in Aer Lingus' short haul fares and removal of Aer Lingus' fuel surcharges will deliver annual consumer savings of over €140 million, and will meet national aviation policy by promoting and securing the competitiveness of Aer Lingus' short and long haul network, and increasing competition between Aer Lingus' lower fares and Ryanair's services on short haul routes to and from Ireland.

Full details of these proposals and the full terms and conditions of the Offer will be contained in the Offer Document. The Offer Document will be posted to Aer Lingus Shareholders in due course.

Enquiries:

Ryanair                                              +353 1 812 1212

Howard Millar

Davy Corporate Finance                   +353 1 679 6363

(Financial Adviser to Ryanair)

Eugenée Mulhern

Brian Garrahy

Morgan Stanley                                  +44 20 7425 5000

(Financial Adviser to Ryanair)

Colm Donlon

Adrian Doyle

Murray Consultants                         +353 1 498 0300

(Public Relations Advisers to Ryanair)

Pauline McAlester

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Defined terms used in this announcement have the same meaning as in the announcement dated 1 December, 2008 issued by Ryanair.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair and Coinside in respect of the information in this announcement relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside to verify this information). To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The sources and bases for information in this announcement common to that contained in the announcement issued by Ryanair on 1 December, 2008 ("2.5 Announcement" ) is as set out in that announcement.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any document by which the Offer is made.

This announcement includes certain 'forward looking statements' with respect to the business, strategy and plans of Ryanair and Aer Lingus and their respective expectations relating to the Cash Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Ryanair or Aer Lingus or Ryanair's management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Cash Offer, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of  Ryanair or the combined business following the Cash Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Ryanair or the combined group following the Cash Offer; statements concerning any future Irish, UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by  Ryanair or Aer Lingus or on their behalf include, but are not limited to, general economic conditions in Ireland, the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Cash Offer not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Cash Offer or the operating of the combined group; or an inability to implement the strategy of the combined group or achieve the Cash Offer benefits set out in this announcement. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Ryanair and Aer Lingus, including Ryanair's most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, neither Ryanair nor Coinside undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from 1 December, 2008 the date of the announcement which commenced the Offer Period in respect of the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  04 December 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director